NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the
'NYSE') hereby notifies the SEC of its intention to
remove the entire class of 6.70% STRATS (SM)
Callable Class A Certificates, Series 2007-1 (the
?Security?) issued by STRATS (SM) Trust for Ambac
Financial Group, Inc. Securities, Series 2007-1 (the 'Issuer') from listing and registration on the Exchange at the opening of business on December 27, 2010,
pursuant to the provisions of Rule 12d2-2(b), because,
in the opinion of the Exchange, the Securities are no
longer suitable for continued listing and trading on the Exchange. NYSE Regulation has determined that this security is no longer suitable for listing, as the underlying securities are the 6.15% Directly-Issued Subordinated
Capital Securities due 2/15/2037 of Ambac Financial
Group Inc.?s (the 'Company').   The NYSE determined
to suspend trading in all of the Company?s NYSE listed securities (ABK, ABK PRZ, AKF, AKT) in light of the Company?s November 8, 2010 announcement that it voluntarily filed for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy
Court for the Southern District of New York. Accordingly, the NYSE has determined to move forward with suspension of the security.

1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.'

2. The Exchange, on November 9, 2010, determined that the Securities of the Issuer should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Security from listing and registration on the Exchange. The Issuer was notified by letter on November 9, 2010.

3. Pursuant to the above authorization, a press release was issued immediately on November 9, 2010 and an announcement was made on the 'ticker' of the Exchange immediately and at the close of business on November 9, 2010 of the suspension of trading in the Security. Similar information was included on the Exchange's website.

4. The Issuer had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Security, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Issuer did not file such request within the specified time period.